05038029

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65210

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thomas P. Lutz

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

625 Stanwix Street, Suite 1702
(No. and Street)

Pittsburgh (City) Pennsylvania (State) 15222 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Thomas P. Lutz 412-889-1789 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGill, Power, Bell & Associates, LLP
(Name – *if individual, state last, first, middle name*)

623 State Street (Address) Meadville (City) Pennsylvania (State) 16335 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas P. Lutz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thomas P. Lutz, Investment Consultant (A Proprietorship), as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

COMMONWEALTH OF PENNSYLVANIA)
) SS:
COUNTY OF ALLEGHENY)

Before me, the undersigned notary public, this day personally appeared, Thomas P. Lutz, to me known, who being duly sworn according to law, deposes and says that the accompanying United State Securities and Exchange Commission Annual Audit Report Form X-17A-5 Part III, pertaining to the firm of Thomas P. Lutz, Investment Consultant (a Proprietorship), as of December 31, 2004 is true and correct to the best of his knowledge and belief.

Subscribed and sworn to before me this 23rd day of February, 2005

Ann K. Farina

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Ann K. Farina, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires Feb. 21, 2009
Member, Pennsylvania Association Of Notaries

Rule 15c3-3 and the

spect to methods of

e of the previous audit.

).

TABLE OF CONTENTS

623 State Street
Meadville, Pa. 16335
814.724.5890
Fax: 814.337.0929

McGill, Power, Bell & Associates, LLP
Certified Public Accountants · Business & Financial Advisors

INDEPENDENT AUDITOR'S REPORT

To the Proprietor
Thomas P. Lutz, Investment Consultant
(A Proprietorship)
Pittsburgh, Pennsylvania

We have audited the accompanying statements of financial condition of Thomas P. Lutz, Investment Consultant (A Proprietorship), (the "Proprietorship"), as of December 31, 2004 and 2003 and the related statements of income, proprietor's capital and cash flows for the years then ended. These financial statements are the responsibility of the Proprietor. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas P. Lutz, Investment Consultant (A Proprietorship), as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

McGill, Power, Bell & Associates, LLP
McGill, Power, Bell & Associates, LLP

Meadville, Pennsylvania
January 19, 2005

www.mpbcpa.com

Erie · Grove City · Meadville

THOMAS P. LUTZ, INVESTMENT CONSULTANT

(A PROPRIETORSHIP)
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2004 AND 2003

ASSETS

	2004	2003
Cash	$ 10,603	$ 9,689
Accounts receivable	4,494	4,495
Interest receivable	2	2
Prepaid expenses	1,418	893
	$ 16,517	$ 15,079

LIABILITIES AND PROPRIETOR'S CAPITAL

	2004	2003
Accrued expenses	$ 3,018	$ 4,000
PROPRIETOR'S CAPITAL	13,499	11,079
	$ 16,517	$ 15,079

See notes to financial statements.

THOMAS P. LUTZ, INVESTMENT CONSULTANT
(A PROPRIETORSHIP)
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUES		
Investment advisory fees	$ 17,643	$ 16,480
Interest income	25	22
	17,668	16,502
EXPENSES		
Professional services	13,578	14,383
Dues, fees and filing cost	1,290	1,004
Broker/Dealer expenses	380	461
	15,248	15,848
NET INCOME	$ 2,420	$ 654

See notes to financial statements.

THOMAS P. LUTZ, INVESTMENT CONSULTANT
(A PROPRIETORSHIP)
STATEMENTS OF PROPRIETOR'S CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Equity Contribution	Accumulated Equity	Total
BALANCE, DECEMBER 31, 2002	$ 12,905	$ (2,480)	$ 10,425
2003 Activity:			
Equity contribution			-
Net income		654	654
Distributions to proprietor			-
BALANCE, DECEMBER 31, 2003	12,905	(1,826)	11,079
2004 Activity:			
Equity contribution			-
Net income		2,420	2,420
Distributions to proprietor			-
BALANCE, DECEMBER 31, 2004	$ 12,905	$ 594	$ 13,499

See notes to financial statements.

THOMAS P. LUTZ, INVESTMENT CONSULTANT
(A PROPRIETORSHIP)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 2,420	$ 654
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in accounts receivable	1	(539)
Increase in interest receivable	-	(2)
Increase in prepaid expenses	(525)	(893)
Increase (decrease) in accrued expenses	(982)	4,000
NET INCREASE IN CASH	914	3,220
CASH, BEGINNING	9,689	6,469
CASH, ENDING	$ 10,603	$ 9,689

See notes to financial statements.

THOMAS P. LUTZ, INVESTMENT CONSULTANT
(A PROPRIETORSHIP)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Thomas P. Lutz, Investment Consultant (A Proprietorship), (the "Proprietorship"), was formed on August 7, 2002 with the capital contribution by Thomas P. Lutz, of $12,905 in cash. The Proprietorship is registered as a broker/dealer with the National Association of Securities Dealers, Inc. ("NASD") and in all states where applicable in order to provide investment advisory services. The services are rendered by the sole proprietor, who provides investment advisory primarily to individual clients.

The Proprietorship has no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer. Accordingly, the Proprietorship does not carry customers' accounts and does not hold securities in connection with such transactions. All financial transactions between Thomas P. Lutz and his customers are through one or more bank accounts with the designation "Special Account for the Exclusive Benefit of Customers of Thomas P. Lutz".

These financial statements have been prepared solely from the accounts of Thomas P. Lutz, Investment Consultant, and do not include Mr. Lutz's personal accounts or those of any other operations in which he is engaged.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. It is possible that actual results could differ from those estimates.

Cash

Proprietor periodically assesses the financial condition of the institutions where cash deposits are held and believes that any potential credit loss is minimal.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenues

Revenues are recognized quarterly for the investment advisory services performed for the customers of the Proprietorship. Revenues are billed in arrears.

Expenses

The Proprietorship recognizes the expenses directly related to the investment advisory services as received and also expenses directly related to its registration and operations as a broker/dealer. The Proprietorship has no employees. Accordingly, additional expenses are allocated and charged to the Proprietorship by the sole proprietor for management and operational services performed.

Income taxes

The Proprietorship does not file its own federal or state income tax returns. Its income and expenses are included in the personal income tax returns of the sole proprietor.

NOTE B - NET CAPITAL OR EQUITY REQUIREMENTS

The Proprietorship, as a registered broker/dealer, is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 which requires that "aggregate indebtedness" of the Proprietorship, as defined, shall not exceed fifteen times "net capital" (or "net equity"), as defined. In addition, Rule 15c3-1 requires that "net capital" (or "net equity") of not less than $5,000 be maintained at all times by brokers who do not generally carry customers' accounts.

At December 31, 2004 and 2003, the Proprietorship's net capital (or net equity) ratio (aggregate indebtedness to net capital (or net equity)) was 25% and 39%, respectively, and its capital (or net equity) was $12,079 and $10,184, respectively, compared with the required net capital (or net equity) of $5,000.

NOTE C - SPECIAL ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS

The Proprietorship is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, therefore, among other things, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers," since it meets the requirements of Rule 15c3-3(k)(2)(i) which, among other things, states that the Proprietorship will not hold customer funds or safekeep customer securities.

SUPPLEMENTARY INFORMATION

623 State Street
Meadville, Pa. 16335
814.724.5890
Fax: 814.337.0929

MPB McGill, Power, Bell & Associates, LLP
Certified Public Accountants · Business & Financial Advisors

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

To the Proprietor
Thomas P. Lutz, Investment Consultant
(A Proprietorship)
Pittsburgh, Pennsylvania

We have audited the accompanying statements of Thomas P. Lutz, Investment Consultant (A Proprietorship), as of and for the year ended December 31, 2004, and have issued our report thereon dated January 19, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGill, Power, Bell & Associates, LLP
McGill, Power, Bell & Associates, LLP

Meadville, Pennsylvania
January 19, 2005

THOMAS P. LUTZ, INVESTMENT CONSULTANT
(A PROPRIETORSHIP)
COMPUTATION OF NET CAPITAL/EQUITY UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

NET CAPITAL		
Total member's equity	$	13,499
Accounts receivable adjustment allowable for net capital/equity		-
TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL		13,499
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		1,418
Interest receivable		2
		1,420
NET CAPITAL/EQUITY BEFORE HAIRCUTS ON SECURITIES' POSITIONS		12,079
Haircuts on securities positions		-
NET CAPITAL/EQUITY	$	12,079
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable	$	-
Accrued expenses		3,018
TOTAL AGGREGATE INDEBTEDNESS	$	3,018
COMPUTATION OF BASIC NET CAPITAL/EQUITY REQUIREMENT		
MINIMUM NET CAPITAL/EQUITY REQUIRED	$	5,000
EXCESS NET CAPITAL/EQUITY	$	7,079
Ratio: Aggregate indebtedness to net capital/equity		25%

THOMAS P. LUTZ, INVESTMENT CONSULTANT

(A PROPRIETORSHIP)
COMPUTATION OF NET CAPITAL/EQUITY UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2004

RECONCILIATION WITH PROPRIETORSHIP'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2004)

Net capital/equity, as reported in Proprietorship's Part II (unaudited) FOCUS report	$ 13,499
NET CAPITAL/EQUITY PER AUDIT	$ 13,499

Note: The Proprietorship is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule. There are no liabilities subordinated to the claims of creditors and no reserve requirements.

623 State Street
Meadville, Pa. 16335
814.724.5890
Fax: 814.337.0929

McGill, Power, Bell & Associates, LLP
Certified Public Accountants · Business & Financial Advisors

SEC MAIL RECEIVED PROCESSING
FEB 28 2005
WASH. D.C. 185 SECTION

To the Proprietor of
Thomas P. Lutz Investment Consultant
(A Proprietorship)
Pittsburgh, Pennsylvania:

We have audited the financial statements of Thomas P. Lutz, Investment Consultant (A Proprietorship), (the "Proprietorship"), for the years ended December 31, 2004 and 2003, and have issued our report thereon dated January 19, 2005. As part of our audit, we made a study and evaluation of the Proprietorship's system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we made a study of the practices and procedures (including tests of compliance with such practices and procedures) for making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Proprietorship in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Proprietorship does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Proprietorship is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Proprietorship has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations any internal accounting control system or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of the Thomas P. Lutz, Investment Consultant (A Proprietorship), taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness as of December 31, 2004 given the current nature of the Proprietorship's operations.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Proprietorship's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives. In addition, the Proprietorship was in compliance with the conditions of the exemptive provisions of Rule 15c3-3 at December 31, 2004, and, further, no facts came to our attention indicating that the Proprietorship was not in compliance with such conditions during the year ended December 31, 2004.

This report is intended for the information and use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and is not intended to be and should not be used by anyone other than these specified parties.

McGill, Power, Bell & Associates, LLP

McGill, Power, Bell & Associates, LLP

Meadville, Pennsylvania
January 19, 2005

623 State Street
Meadville, Pa. 16335
814.724.5890
Fax: 814.337.0929

MPB McGill, Power, Bell & Associates, LLP
Certified Public Accountants • Business & Financial Advisors

SEC MAIL RECEIVED PROCESSING
FEB 28 2005
WASH. D.C. 185 SECTION

To the Proprietor
Thomas P. Lutz, Investment Consultant
(A Proprietorship)
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements of Thomas P. Lutz, Investment Consultant (A Proprietorship), for the year ended December 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control. Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Given the current nature of your operations, we noted no matters involving the internal control and its operation that we consider to be material weaknesses as defined above.

McGill, Power, Bell & Associates, LLP
McGill, Power, Bell & Associates, LLP

Meadville, Pennsylvania
January 19, 2005